ABINGTON BANCORP, INC.
180 Old York Road
Jenkintown, Pennsylvania 19046

April 30, 2007

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Abington Bancorp, Inc.
Registration Statement on Form S-1 filed March 16, 2007 File No. 333-141360

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Abington Bancorp, Inc. (the “Company”) hereby requests that the above captioned Registration Statement be withdrawn from registration. This withdrawal request is being made pursuant to (i) comments from the staff of the Division of Corporation Finance by letter dated April 17, 2007 that the Company should obtain a new CIK number and refile the Registration Statement using it and (ii) a conversation between the Company’s special counsel and Mr. Herbert D. Scholl, Office of Edgar and Information Analysis, in which Mr. Scholl indicated that the Registration Statement should be withdrawn pursuant to Rule 477 prior to re-filing it with the Company’s new CIK number.

No securities have been sold in connection with the Registration Statement.

Very truly yours, ABINGTON BANCORP, INC. By: /s/ Robert W. White Robert W. White Chairman, President and Chief Executive Officer